UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of May 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

KEY FIGURES FOR THE QUARTER ENDED MARCH 31, 2014

(UNAUDITED IFRS FIGURES)

GOOD REVENUE RESILIENCE

RETURN OF WASTE VOLUME GROWTH

ADJUSTED OPERATING CASH FLOW INCREASED 9.6%1 in water and waste activities dalkia results negatively impacted by exceptionnally mild weather

2014 GROWTH OBJECTIVES CONFIRMED

Antoine Frérot, Veolia’s Chairman and Chief Executive Officer indicated: “The year 2014 has started off well for Veolia, with satisfactory results. We achieved steady growth in our businesses, with the exception of Dalkia, which was heavily penalized by an exceptionally mild winter that weighed on heating activity. Excluding Dalkia operations, adjusted operating cash flow increased 9.6%1. These solid results put us on the targeted path for the full year.”

▪	Revenue posted a slight decline of 1.2% (-1.7% at constant scope and exchange rates) to €5,688 million compared to re-presented €5,757 million for the quarter ended March 31, 2013, and was negatively impacted by weather in Dalkia France operations.

Excluding Dalkia France, revenue growth was solid at +3.8% (+3.1% growth at constant scope and exchange rates).

o	In France both water and waste revenue were stable.
o	Europe excluding France (+4.3% at constant scope and exchange rates) benefited mainly from good momentum in UK waste operations and Central and Eastern Europe water operations.
o	The Rest of the World segment posted double digit organic revenue growth (+11.2%) due to the strong performance in energy services in the United States and higher landfill volumes in Australia waste operations. The segment also benefited from the integration of the water and waste activities of Proactiva in Latin America.
o	Global Businesses revenue was stable (-0.7% at constant scope and exchange rates), with growth in hazardous waste activities and in Sade operations offset by the expected reduction in engineering and construction (VWS) activity following the end of the construction of the Hong Kong incinerator and pending the start of new contracts.
o	Dalkia France revenue declined sharply (-20.5% at constant scope), driven by a significant unfavorable weather impact due to an exceptionally mild winter, as well as the continued programmed end of gas cogeneration contracts.

1 At constant exchange rates

Paris, May 7, 2014

By activity, Water revenue increased 0.9% at constant scope and exchange rates, with growth in the Operations business of 2.6% offset by a reduction in Technologies and Networks revenue by 2.6%. Waste operations resumed growth (+3.3% at constant scope and exchange rates), benefiting from +2.8% growth in volumes, while service prices were stable (+0.3%). Energy services revenue was negatively impacted by weather and declined 14.2% at constant scope and exchange rates.

▪	Adjusted operating cash flow increased 2.3% at constant exchange rates to €547 million. Adjusted operating cash flow in water and waste activities grew 9.6% at constant exchange rates.
o	Adjusted operating cash flow growth benefited from continued cost savings (net impact of €54 million during the first quarter) and very good performance in waste operations: mainly in the United Kingdom, China, and in hazardous waste activities, as well as due to improved results in Germany and the United States. Adjusted operating cash flow also benefited from the full consolidation of Proactiva operations in Latin America.
o	By segment: France adjusted operating cash flow declined slightly due to the impact of lower scrap metal prices, while water operations posted a stable result. In the Europe excluding France segment, adjusted operating cash flow was stable as the negative impact of weather in energy operations in Germany offset the good performance in waste operations in the United Kingdom and water operations in Central Europe. Very good performance in the Rest of the World segment was driven by the United States and Latin America. Global businesses recorded growth due to good performance in hazardous waste activities.
o	Dalkia France adjusted operating cash flow fell 23% due to the unfavorable impact of weather and the end of gas cogeneration contracts.
▪	Adjusted operating income declined 7.3% (-6.5% at constant exchange rates) to €376 million compared to re-presented €406 million in 1Q 2013.
o	At constant exchange rates and excluding the net change in pension reversals in 2013 (-€32 million), adjusted operating income was stable compared to the prior year period.
o	On the same basis, and excluding Dalkia France operations, adjusted operating income increased 7%.
▪	Net financial debt at March 31, 2014 was €8,556 million compared to €8,177 million at December 31, 2013.
o	Improvement in net free cash flow[2] to -€432 million in 1Q 2014 versus -€564 million[3] in 1Q 2013 given continued capex discipline (€298 million in gross capex in 1Q 2014 vs €335 million in 1Q 2013) and management of working capital requirements.
o	Net financial debt increased slightly compared to the end of last year due to working capital seasonality.

2 Net free cash flow is defined as cash flow before net financial divestments and after payment of financial expense and taxes, which represents the sum of adjusted operating cash flow and operating cash flow from financing activities, dividends received from joint ventures, principal payments on operating financial assets, changes in working capital for operations and industrial investments and industrial divestitures, excluding net industrial investments of discontinued operations.

3 Excluding the hybrid issuance of €1,470 million in January 2013

Paris, May 7, 2014

▪	2014 Objectives confirmed.
o	Revenue growth
o	Around 10% growth in adjusted operating cash flow at constant exchange rates
o	Significant growth in adjusted operating income
o	Reduction in financial expense
o	Significant growth in adjusted net income

Important disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G

Veolia is the global leader in optimized resource management. With over 200,000 employees* worldwide, the company designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries. Through its three complementary business activities, Veolia helps to develop access to resources, preserve available resources, and to replenish them.

In 2013, Veolia supplied 94 million people with drinking water and 62 million people with wastewater service, produced 86 million megawatt hours of energy and converted 38 million metric tons of waste into new materials and energy. Veolia (Paris Euronext: VIE and NYSE: VE) recorded revenue of €22.3 billion* in 2013. www.veolia.com (*) Excluding Transdev employees and revenue currently under divestment

Contacts

Group Media Relations Laurent Obadia Sandrine Guendoul Tel.+ 33 (0)1 71 75 12 52 sandrine.guendoul@veolia.com	Analysts & Investor Relations Ronald Wasylec - Ariane de Lamaze Tel. + 33 (0)1 71 75 12 23 / 06 00 Terri Anne Powers (USA) Tel. + 1 312 552 2890

Paris, May 7, 2014

Results of Operations for the Quarter Ended March 31, 20144

Revenue

Primary segment information:

Revenue (€M)
	Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
France	1,370.3	1,366.0	0.3%	0.3%	-	-
Europe excluding France	1,218.1	1,170.6	4.0%	4.3%	-0.3%	0.0%
Rest of world	1,106.1	941.3	17.5%	11.2%	14.9%	-8.6%
Global Businesses	955.5	985.7	-3.0%	-0.7%	-0.5%	-1.8%
Dalkia	934.3	1,178.6	-20.7%	-20.5%	-0.2%	-
Others	104.1	114.4	-9.1%	-9.6%	-	0.5%
Group	5,688.4	5,756.6	-1.2%	-1.7%	2.2%	-1.7%

The Group’s consolidated revenue declined slightly by 1.2% (-1.7% at constant consolidation scope and exchange rates) to €5,688.4 million in the quarter ended March 31, 2014 compared to re-presented €5,756.6 million for the quarter ending March 31, 2013.

Excluding the contribution of Dalkia France operations, revenue would have grown 3.8%, or +3.1% at constant consolidation scope and exchange rates.

Revenue benefited:

▪	in France, from stable water and waste revenue;
▪	In Europe excluding France (+4.3% at constant scope and exchange rates) from good momentum in UK waste operations and Central and Eastern European water operations;
▪	In the Rest of the world segment, from double digit organic revenue growth (+11.2% at constant consolidation scope and exchange rates) due to the strong performance in energy services in the United States and higher

4 All of the adjustments made to the accounts for the quarter ended March 31, 2013 are detailed at the end of this press release.

Paris, May 7, 2014

landfill volumes and industrial services growth in waste operations in Australia. The segment also benefited from the integration of Proactiva Medio Ambiente in water and waste operations in Latin America;

▪	in the Global Businesses segment, from stable revenue (-0.7% at constant consolidation scope and exchange rates) with growth in hazardous waste activities and in Sade operations offset by the expected reduction in engineering and construction (VWS) activity following the end of the construction of the Hong Kong incinerator and pending the start of new contracts.

On the other hand, Dalkia France revenue declined sharply (-20.5% at constant consolidation scope) driven by a significant unfavorable weather impact related to an exceptionally mild winter, as well as the continued programmed end of gas cogeneration contracts.

Changes in consolidation scope in the quarter ended March 31, 2014 benefited revenue in the amount of €129.7 million, including €115.2 million related to the takeover of full control of Proactiva Medio Ambiente at the end of November 2013. Since that date, Proactiva Medio Ambiente is fully consolidated in the Group’s accounts.

The foreign currency impact of -€97.7 million essentially reflects the depreciation compared to the euro, of the Australian dollar for -€43 million, the US dollar for -€18.3 million, the Japanese yen for -€13.9 million, and the Czech crown for -€10.6 million. The UK pound sterling appreciated compared to the euro resulting in a €13.6 million benefit to revenue.

Secondary segment information:

Revenue (€M)
	Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
Water	2,491.7	2,493.5	-0.1%	0.9%	1.2%	-2.2%
Waste	2,024.2	1,932.4	4.8%	3.3%	3.4%	-1.9%
Energy Services	1,116.1	1,267.5	-11.9%	-14.2%	2.8%	-0.5%
Other	56.4	63.2	-10.8%	-10.7%	0.0%	-0.1%
Group	5,688.4	5,756.6	-1.2%	-1.7%	2.2%	-1.7%

By activity:

▪	Water segment revenue remained largely stable compared to the prior year quarter and recorded a +0.9% increase at constant consolidation scope and exchange rates. Operations revenue in the water segment increased 2.6% at constant consolidation scope and exchange rates due to significant growth in European operations given favorable tariff increases (Czech Republic, Slovakia, and Romania). Technologies and Networks revenue declined 2.6% at constant consolidation scope and exchange rates in line with the end of construction of the Hong Kong sludge incinerator and pending the start of new contracts;
▪	Solid performance in the Waste segment drove the resumption of growth (+3.3% at constant consolidation scope and exchange rates) with a positive impact of volumes on revenue of +2.8% (mainly in France in municipal collection and incineration, in the United Kingdom where integrated contracts continue to progress and in Australia which benefited from higher landfill volumes and industrial services growth);

Paris, May 7, 2014

▪	Revenue in the Energy Services segment declined 14.2% at constant consolidation scope and exchange rates, and was penalized by the unfavorable impact of weather in Dalkia France operations.

Results

Adjusted operating cash flow increased 0.9% (+2.3% at constant exchange rates) to €546.7 million for the quarter ended March 31, 2014 compared to represented €541.5 million for the same period ended March 31, 2013. Excluding the contribution of Dalkia France operations, adjusted operating cash flow would have increased 7.9% at current consolidation scope and exchange rates, or +9.6% at constant exchange rates.

This increase was due to very good performance in waste operations, particularly in the United States, the United Kingdom and China, as well as in hazardous waste activities.

Adjusted operating cash flow also benefited from a recovery in waste operations in Germany, strong growth in TNAI operations in the United States ( due to harsh winter weather which positively impacted operations), as well as the full consolidation of Proactiva Medio Ambiente in Latin America.

Finally, adjusted operating cash flow in the quarter ended March 31, 2014 includes the contribution of the Company’s cost savings plan in the amount of €54 million, net of implementation costs.

Adjusted operating income5 for the quarter declined 7.3% (-6.5% at constant exchange rates) to €376.3 million compared to represented figures for the quarter ended March 31, 2013. The reduction in adjusted operating income was due to:

-	the reduction in share of adjusted net income of joint ventures and associates, which amounted to €81.3 million in the quarter, falling 28.9% compared to represented €114.2 million for the same period ended March 31, 2013, mainly related to the decline in share of net income of the Dalkia International joint venture, resulting from unfavorable weather conditions, particularly in Central Europe;

-	as well as the impact of the net change in pension provision reversal for executive management at VE S.A. of -€32 million following the closure of the defined benefit pension plan.

Free cash flow6 was negative and amounted to -€407 million (compared to represented +€594 million for the quarter ended March 31, 2013), mainly due to the deterioration of operational working capital related to seasonality (-€675 million for the quarter ended March 31, 2013 versus -€615 million for the quarter ended March 31, 2014).

As a reminder, free cash flow for the quarter ended March 31, 2013 benefitted from the issuance of subordinated perpetual hybrid debt in euros and pound sterling in the amount of €1,470 million.

Excluding the issuance of the subordinated perpetual hybrid debt in the first quarter of 2013, free cash flow would have amounted to -€876 million compared to -€407 million for the quarter ended March 31, 2014.

The Group continues to maintain capex discipline and gross investments for the quarter amounted to €298 million (compared to represented €335 million for the quarter ended March 31, 2013).

5 After share of adjusted net income of equity-accounted entities

6 Definition of Free cash flow: cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid.

Paris, May 7, 2014

In total, net financial debt7 amounted to €8.6 billion at March 31, 2014 compared to represented €8.2 billion at December 31, 2013.

Adjusted net financial debt8 amounted to €5.9 billion at March 31, 2014 compared to represented €5.5 billion at December 31, 2013.

For the 2014 fiscal year9, in view of the progress of the transformation plan, Veolia confirms its annual objectives:

•	growth in revenue;
•	adjusted operating cash flow growth of around 10%;
•	significant growth in adjusted operating income;
•	reduction in financial expense;
•	significant growth in adjusted net income; and
•	proposal of a dividend of €0.70 per share in relation to the 2014 fiscal year.

Beginning 2015, the Group aims to achieve, in a mid-cycle economic environment:

•	organic revenue growth of more than 3% per year;
•	adjusted operating cash flow growth of more than 5% per year;
•	an adjusted leverage ratio (adjusted net financial debt / operating cash flow before changes in working capital + principal repayments of operating financial assets) of the order of 3x, +/-5%;
•	a dividend payout ratio in line with historic level;
•	net cumulative cost savings of €750 million, of which due to accounting standards for joint ventures, 80% will benefit adjusted operating income.

7 Definition of net financial debt: gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt.

8 Inter-company loans granted to joint ventures are no longer deducted from net financial debt following the application of new IFRS 10 & 11 accounting standards. The Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures.

9 At constant exchange rates

Paris, May 7, 2014

SEGMENT ANALYSIS

France

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
1,370.3	1,366.0	0.3%	0.3%	-	-

Revenue in France increased slightly (+0.3% at current and constant scope).

▪	For water activities, revenue was stable given favorable tariff indexation progression, offset by the reduction in volumes sold of -0.7% in the first quarter of 2014, and in a difficult commercial environment.
▪	For waste activities, revenue increased 0.9% (at current and constant scope) due to higher municipal collection volumes and volumes incinerated. This increase was largely offset by the decline in scrap metal prices.

For the quarter ended March 31, 2014 adjusted operating cash flow in France was stable in water activities despite the unfavorable impact of contract negotiations. For waste activities, adjusted operating cash flow was negatively impacted by lower scrap metal prices.

Adjusted operating income in France declined slightly compared to that of the first quarter of 2013, in line with the variation of adjusted operating cash flow.

Europe excluding France

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
1,218.1	1,170.6	4.0%	4.3%	-0.3%	0.0%

Revenue in the Europe excluding France segment grew 4.0% (+4.3% at constant consolidation scope and exchange rates). This increase is primarily related to continued revenue growth:

-	in the United Kingdom, with 10.4% revenue growth (+7.4% at constant consolidation scope and exchange rates) due to progression of integrated contracts in waste operations;
-	in Germany, with 2.0% growth at current and constant consolidation scope due to the positive impact of electricity prices in the Braunschweig contract;
-	in Central and Eastern European countries, in line with tariff increases in the water business.

For the quarter ended March 31, 2104, adjusted operating cash flow in the Europe excluding France segment was stable compared to the prior year period. Adjusted operating cash flow benefited from good momentum in waste operations in the United Kingdom, offset by unfavorable volume and weather effects in the Braunschweig contract in Germany.

Paris, May 7, 2014

Adjusted operating income in the first quarter of 2014 in the Europe excluding France segment increased, particularly in the United Kingdom and in Benelux due to the completion of the financial divestiture of Delfluent activities in the first quarter of 2014.

Rest of world

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
1,106.1	941.3	17.5%	11.2%	14.9%	-8.6%

Revenue in the Rest of world segment increased 17.5% (+11.2% at constant consolidation scope and exchange rates).

This growth was driven primarily by continued growth:

-	in the United States, where revenue grew 17.3% (+14.8% at constant consolidation scope and exchange rates) mainly due to revenue growth at TNAI (benefit of harsh weather conditions, new projects and higher natural gas and diesel prices).
-	in Australia, where revenue grew 13.8% at constant consolidation scope and exchange rates (-3.0% at current consolidation scope and exchange rates), due primarily to higher landfill volumes and growth in industrial services.

Adjusted operating cash flow and adjusted operating income in the Rest of world segment posted solid growth in the first quarter of 2014 compared to the prior year period. Growth related primarily to TNAI activities in the United States and the full consolidation of Proactiva Medio Ambiente since November 28, 2013.

Global Businesses

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
955.5	985.7	-3.0%	-0.7%	-0.5%	-1.8%

Revenue in the Global Businesses segment declined 3.0% (-0.7% at constant consolidation scope and exchange rates).

-	Revenue in the SARPI business grew 9.6% at constant consolidation scope and exchange rates (+13.7% at current consolidation scope and exchange rates) given higher treated hazardous waste volumes (used oil regeneration and treatment of contaminated soil).
-	This growth was offset by a 13.1% revenue decline in the VWS business (-7.8% at constant consolidation scope and exchange rates) following the completion of the construction of the Hong Kong incinerator and pending the start of new contracts.

Adjusted operating cash flow and adjusted operating income in the Global Businesses segment increased in the first quarter of 2014 compared to the prior year period due to higher volumes of treated hazardous waste.

Paris, May 7, 2014

Dalkia

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
934.3	1,178.6	-20.7%	-20.5%	-0.2%	-

Dalkia France revenue fell 20.7% (-20.5% at constant scope). This revenue decline was mainly due to a significant negative weather-related impact and the continued impact of the programmed end to gas cogeneration contracts.

Adjusted operating cash flow as well as adjusted operating income in Dalkia France operations fell significantly in the first quarter of 2014 compared to the prior year period. This decline, mainly related to the negative impact of weather, also was a result of the impact of the end of gas cogeneration contracts in France. Adjusted operating income was also significantly negatively impacted by unfavorable weather in Central Europe in Dalkia International operations.

Other

Revenue (€M)
Quarter ended March 31, 2014	Quarter ended March 31, 2013 represented	Variation 2014/2013	Internal growth	External growth	Currency effect
104.1	114.4	-9.1%	-9.6%	-	0.5%

Revenue of the Other segment doesn’t warrant any particular comments.

Adjusted operating cash flow of the Other segment improved slightly in the first quarter of 2014, in line with cost reductions following the regrouping of corporate headquarters facilities completed since July 2013. Adjusted operating income declined, mainly due to the net change in pension provision reversal for VE S.A. executives of -€32 million following the closure of the defined benefit plan.

Paris, May 7, 2014

Pro forma figures related to the shareholding restructuring of Energy Services

These figures include 3 months’ contribution from Dalkia International at 100% and exclude Dalkia France operations; These figures do not include any restatement of inter-company activity between the two entities nor the impact of any potential synergies:

	Quarter ended March 31, 2014 pro-forma	Quarter ended March 31, 2013 pro-forma	Variation (%)	Variation at constant exchange rates (%)
Revenue	6,028.9	6,087.1	-1.0%	+1.0%
Adjusted operating cash flow	674,6	697.1	-3.2%	-1.5%
Industrial Investments	-290,1	-325.2	-10.8%	N/A

First quarter 2014 pro forma adjusted operating cash flow would be down compared to the first quarter of 2013. This reduction is primarily related to the unfavorable weather impact (the 2014 winter in Europe was exceptionally mild compared to a harsh winter in 2013.)

Paris, May 7, 2014

Reconciliation of previously published and re-presented data for the quarter ended March 31, 2013

In €M	Quarter ended March 31, 2013 Published	IFRS 5 (*) Adjustment	Quarter ended March 31, 2013 Re-presented
Revenue	5,756.6	-	5,756.6
Adjusted operating cash flow	541.5	-	541.5
Operating income (**)	403.4	+1.2	404.6
Adjusted operating income (***)	404.9	+1.2	406.1
Free Cash Flow	594	-	594
Net financial debt	10,106	-	10,106
Loans granted to joint ventures	3,304	-	3,304
Adjusted net financial debt	6,802	-	6,802

(*): Reclassification into discontinued operations of the net income of Eaux de Berlin associated sold in December 2013

(**): After share of net income of joint ventures and associates.

(***): After share of adjusted net income of joint ventures and associates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2014

VEOLIA ENVIRONNEMENT

By: /s/ Helman le Pas de Sécheval
Name: Helman le Pas de Sécheval

Title: Senior Executive VP and General Counsel